

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

Van A. Dukeman
Chief Executive Officer
First Busey Corporation
100 W. University Ave.
Champaign, Illinois 61820

      Re: First Busey Corporation
          Registration on Form S-4
          Filed January 12, 2024
          File No. 333-276507

Dear Van A. Dukeman:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at 202-551-8819 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: Abdul R. Mitha